Exhibit 99.2

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month periods ended May 31, 2023

Management’s Discussion and Analysis May 31, 2023

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended May 31, 2023, as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2022. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.TRXGold.com.

This MD&A reports our activities through July 14, 2023 unless otherwise indicated. References to the 3rd quarter of 2023 or Q3 2023, and references to the 3rd quarter of 2022 or Q3 2022 mean the three months ended May 31, 2023 and 2022, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 39.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is the Chief Operating Officer, a Director of TRX Gold and a Director of the Company’s subsidiaries, including Buckreef Gold Company Limited (“Buckreef Gold”) and TRX Gold Tanzania Limited (“TRX Gold Tanzania”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

1

Management’s Discussion and Analysis May 31, 2023

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”) for more information.

2

Management’s Discussion and Analysis May 31, 2023

Highlights – Third Quarter and Year to Date 2023

During Q3 2023 the Company recorded production of 4,764 ounces of gold and sales of 4,810 ounces of gold generating quarterly revenue of $9.3 million, gross profit of $3.9 million (42% margin), Adjusted EBITDA1 of $3.3 million and operating cash flow of $3.2 million. During Q3 2023 the Company pivoted its mining plan to include a test bulk sample of sulphide ore which was subsequently processed through Buckreef Gold’s existing processing plant. Over 6,500 tonnes of sulphide ore was successfully processed, achieving an indicative gold recovery of 88.7%. This is a significant achievement as approximately 90% of Buckreef Gold’s gold mineral resource is held in sulphide material, thus unlocking the significant economic potential of the project. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions. During the quarter the Company also used cash flow from operations to invest in the further growth of Buckreef Gold, including procurement of an additional 1,000 tonne per day (“tpd”) ball mill to increase annual throughput by 75-100%, and advanced construction of a significantly expanded tailings storage facility (“TSF”) to accommodate higher production volumes. These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q3 2023 and Year to Date May 31, 2023 include:

•	In September 2022, Buckreef Gold announced successful commissioning of the expanded 1,000+ tpd processing plant. The plant reached nameplate capacity in October 2022 and commercial production was declared effective in November 2022. Q2 2023 was the first full quarter operating the 1,000+ tpd processing plant at full design capacity.

•	In Q3 2023, the Company used cash flow from operations to order an additional 1,000 tpd ball mill to advance the short-term objective of increasing Buckreef Gold’s current average annual throughput by 75-100% through the addition of this new mill.

•	In Q3 2023, poured 4,764 ounces of gold and sold 4,810 ounces of gold, resulting in positive operating cash flow for the Company of $3.2 million.

•	In Q3 2023, recognized revenue of $9.3 million, cost of sales of $5.4 million, generating gross profit of $3.9 million, gross profit margin of 42% and Adjusted EBITDA[1] of $3.3 million.

•	Year to date, poured and sold 15,794 and 16,068 ounces of gold respectively; both nine-month production records at Buckreef Gold, resulting in positive operating cash flow for the Company of $14.6 million.

•	Year to date, recognized revenue of $29.1 million, cost of sales of $15.0 million, generating gross profit of $14.1 million, gross profit margin of 48% and Adjusted EBITDA[1] of $11.6 million.

•	In Q3 2023, successfully processed 6,500 tonnes of sulphide ore through the existing milling facility, achieving an indicative gold recovery of 88.7%. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.

•	During Q3 2023, the Company drilled 839 meters at Buckreef Gold and announced near surface drill results at the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from a downhole depth of 47 meters from the Eastern Porphyry, and 2.94 meters grading at 13.74 g/t, from a downhole depth 43.00 meters in the Anfield Zone. Year to date, the Company drilled 11,171 meters of exploration, infill and sterilization drilling, excluding grade control drilling.

•	Continue to expect gold production for fiscal 2023 (“F2023”) to be between 20,000 – 25,000 ounces at a total average cash cost[1] at the high end of the range of between $750 - $850 per ounce.

3

Management’s Discussion and Analysis May 31, 2023

2023 Outlook

•	F2023 production and cost guidance ranges are unchanged from when they were originally estimated and released in November 2022.

•	The Company continues to expect gold production from the 1,000+ tpd processing plant for F2023 to be between 20,000 - 25,000 ounces and expects total average cash costs[1] to be at the upper end of the originally estimated range of between $750 - $850 per ounce.

•	Mining, crushing, processing and gold production are all operating at full capacity following initial ramp-up and commissioning of the 1,000+ tpd processing plant during Q1 2023. Q4 2023 production is expected to be the strongest production quarter of the year following a waste stripping campaign during the first nine months of the year which enabled the Company to access a greater extent of ore, including higher grade blocks which is expected to benefit production in Q4 2023.

•	The Company continues to advance a project aimed at increasing the average annual throughput by 75-100% with an expansion of the existing carbon-in-leach (“CIL”) plant. As demonstrated with the first plant upgrade, construction will seamlessly integrate into the existing operating plant. This includes an expansion of the crushing circuit, installation of a 1,000 tpd ball mill (ordered from CSI Energy Group (Tanzania) Limited in partnership with Solo Resources Pty Ltd in South Africa), and construction of an extended foundation and bund wall to support the additional leach tanks. Construction will also include ancillary work including enlarging the structural steel deck and platforms, installing new agitators and interstage pumping screens and upgrading the electrical supply at the new transformer and connection to the TANESCO national power grid. The capital cost of the expanded plant is expected to be approximately $6 million and will be funded using operating cash flow from Buckreef Gold. Construction of the expanded milling circuit is expected to start in Q4 2023 and potentially benefit production in early calendar 2024.

•	The larger development project, in which the ‘sulphide ore’ encompasses approximately 90% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, is a key mid-to-long term value driver. Unlocking this value is an important business objective for the Company. The larger development project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed the metrics outlined in the 2018 Technical Report, including annual production, strip ratios and key financial metrics. The Company continues to work with our principal consultants on advancing the larger development project, including advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. Concurrent with this work, the Company has started assessing the construction and operation of a significantly larger processing facility.

4

Management’s Discussion and Analysis May 31, 2023

Operational and Financial Details – Third Quarter and Year to Date 2023

Mining and Processing

•	Buckreef Gold regretfully reported one lost time injury (“LTI”) at site during the three and nine months ended May 31, 2023. The accident occurred in May 2023, and the employee has since been discharged from the Mwanza hospital. He is expected to make a full recovery. For the three and nine months ended May 31, 2023, including contractors, Buckreef Gold recorded a safety incident frequency rate of 1 (per million hours). The company had previously reported 1.5 million hours of LTI free work until this incident. The Company’s two main contractors, FEMA Builders Limited (“FEMA”) and STAMICO, recorded a safety incident frequency rate of 0 (per million hours).

•	During Q3 2023, Buckreef Gold poured 4,764 ounces of gold and sold 4,810 ounces of gold. The 74% increase in gold production in Q3 2023 compared to the prior year period is mainly attributable to an increase in ore tonnes milled following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023. Production during Q3 2023 was lower than Q2 2023 (5,636 ounces) as mining activities were heavily impacted by the rainy season in Tanzania (March – May). Buckreef Gold experienced an inordinate level of precipitation in 2023, averaging 150 millimeters of rainfall during this period (2022: 66 millimeters). The excessive rainfall limited tonnes mined and plant throughput affecting production for Q3 2023. For the nine months ended May 31, 2023, the Company produced 15,794 ounces of gold and sold 16,068 ounces of gold, both year-to-date records for the Company.

•	Due to the excessive rain experienced during Q3 2023, the Company strategically pivoted its mining plan to include a test bulk sample of sulphide ore which was subsequently processed through Buckreef Gold’s existing processing plant. Over 6,500 tonnes of sulphide ore was successfully processed, achieving an indicative gold recovery of 88.7%. This is a significant achievement, (approximately 90% of Buckreef Gold’s gold mineral resource is held in sulphide / ‘fresh' material), thus unlocking significant economic potential for the project. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.

•	During Q3 2023 plant throughput levels were heavily affected by the impact of the rainy season (with twice the rainfall of the prior year). The 1,000+ tpd processing plant achieved the following statistics during the quarter: (i) average throughput of 740 tpd; (ii) plant availability of 89%; and (iii) an average recovery rate of 90%. The rainy season concluded at the end of May and average processing plant throughput levels of 1,000+ tpd resumed in early June. For the nine months ended May 31, 2023, the processing plant achieved the following statistics: (i) average throughput of 870 tpd; (ii) plant availability of 93%; and (iii) an average recovery rate of 90%. The year to date processing plant statistics reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

•	During Q3 2023 mining activity was limited due to excessive precipitation during the rainy season. Total ore mined in Q3 2023 was 99 thousand tonnes (“kt”) and total waste mined was 875 kt contributing to a strip ratio of 8.8 (waste:ore tonnes). During the first nine months of F2023, the Company expedited waste stripping to access a greater extent of ore, including higher grade blocks which is expected to benefit production in Q4 F2023. The 226% increase in total tonnes mined compared to the prior year period is mainly related to a higher mining rate to feed the expanded 1,000+ tpd processing plant commissioned in Q1 2023. For the nine months ended May 31, 2023, total ore mined was 299 kt and total waste mined was 2,026 kt contributing to a strip ratio of 6.8 (waste:ore tonnes). Mining activity in Q4 2023 is expected to access higher grade ore blocks which, combined with lower waste tonnes, is expected to contribute to an improved strip ratio. The mine’s recent experience in operating in adverse weather conditions will be factored into future planning and execution.

5

Management’s Discussion and Analysis May 31, 2023

•	As at May 31, 2023, the run-of-mine (“ROM”) pad stockpile contained 186,249 tonnes at an average grade of 1.04 g/t with an estimated 6,257 ounces of gold. A further stockpile of crushed mill feed of 3,115 tonnes at 3.30 g/t containing an estimated 330 ounces of gold has been accumulated between the crusher and mill. Since year-end August 31, 2022, the Company added to the ROM pad stockpile (959 ounces) but drew down on the crushed ore stockpile (887 ounces) to support mill feed during the wet season. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which included 7 new large CIL tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The Company reported 788 ounces of gold in circuit at May 31, 2023, which reflected a decrease of 850 ounces from February 28, 2023 following gold elution and smelting activity during the quarter. The remaining stockpile and gold in circuit balance continues to provide support for the Company to meet its production guidance in Q4 2023.

•	Development of tailings storage facilities (TSF 2, pond 1 and pond 2) have both continued to significantly advance. TSF 2, pond 1 (TSF 2.1) was completed in Q2 2023, and TSF 2, pond 2 (TSF 2.2) is on track for completion of its first raise and use by late July 2023. Together, these TSFs will provide an additional two years of (tailings) storage capacity. Concurrently, the Company has identified two sites for a long-term tailings storage solution. The two sites have been field examined and more detailed engineering design is expected to continue in Q4 2023.

Exploration

•	In Q3 2023, the Company drilled 3 additional holes representing 839 meters at Buckreef Gold including exploration drilling at Eastern Porphyry and geotechnical drilling at Buckreef Gold’s Main Zone. For the nine months ended May 31, 2023, the Company drilled 37 holes representing 6,916 meters including infill drilling at Buckreef Main, exploration drilling at Anfield and Eastern Porphyry zones, and sterilization drilling.

•	In Q3 2023 the Company announced near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone. The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone. The intercepts confirm multiple zones of strong mineralisation towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	For the nine months ended May 31, 2023, the Company has also drilled to the southwest (“SW”) of the Main Zone, beyond and under the historical South Pit (24 drill holes representing 4,255 meters). Assay results from both wide spaced drill programs are encouraging with wide zones of mineralization encountered in some holes that are comparable to present mining areas. Importantly, the deposit now remains open on strike to the SW, NE and at depth. Since drilling recommenced in 2021, an additional 500 meters of gold mineralization (along strike and representing approximately 30% increase in the strike length of known gold mineralization) have been identified. The identification of the additional 500 meters of strike length to the deposit provides future opportunity for the Company to potentially add additional mineral resources.

6

Management’s Discussion and Analysis May 31, 2023

Larger Development Project

•	Buckreef Gold has commenced the long-lead items for de-risking the larger development project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2-kilometre-long open pit. The field work completed in early Q3 2023 with consultants SGS Canada Inc (“SGSC”) and Terrane Geoscience Inc; and (ii) the variability metallurgical study for the first 5 - 7 years of potential production of the larger development project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit. These holes have now been shipped to SGS South Africa for metallurgical testing at the successful bidding laboratory.

•	The Company, in conjunction with Ausenco Engineering Canada Inc. (“Ausenco”), has identified potential locations for the larger processing plant, tailing storage facilities, potential dry stack tailings facility, waste rock piles and other associated infrastructure. All locations are subject to successful ‘sterilization drilling’, which commenced in Q2 2023.

•	The exploration drilling program will also focus on infill and expansion drilling at Eastern Porphyry, Buckreef West, inferred mineral resources and strike extensions, both to the NE and SW of the Main Zone - which if successful, has the potential to increase tonnes to higher mineral resource categories.

•	During the nine months ended May 31, 2023, the Company received significant assay results for the metallurgical testing program, the results of which demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization. As part of the upcoming metallurgical variability study, using core from this program, the Company plans to assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. This study, in conjunction with the reported 6,500 tonne bulk sample results, is expected to have positive implications for potential plant expansions and a straightforward flow sheet similar to the existing processing plant.

Environmental, Social and Corporate Governance

•	The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the three and nine months ended May 31, 2023. Buckreef Gold continued to develop its ESG program during the quarter, after successfully partnering with the Geita District and District Commissioners on school, water and health projects.

•	Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

•	A Memorandum of Understanding was signed in Q2 2022 between Buckreef Gold and the Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for F2023, commencing July 2022 – August 2023, to support priority areas in agreement with the Geita District Council. During Q3 2023, the Company continued construction activities on a new health center and primary school classrooms in the Busanda district, and a new health center and primary school upgrades in the Geita district and has incurred approximately 267 million Tanzania Shillings (approximately $120,000) year to date.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania; (ii) recycle all water used in its operations; (iii) do not discharge water from its operations; (iv) employ a workforce that comprises 100% Tanzanian citizens (120 full-time employees, 259 contract miners and project contractors); (v) include development and building activities that are focused on maximizing local content; and (vi) exhibit a ‘100 mile diet’ by procuring all food locally. In addition, the Company’s sulphide development operations are expected to utilize dry stack tailings.

7

Management’s Discussion and Analysis May 31, 2023

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program, including reporting aligned with definitions from the World Economic Forum, and identifying its contributions to the United Nations Sustainable Development Goals over the remainder of F2023.

Financial

•	During Q3 2023, Buckreef Gold poured 4,764 ounces of gold and sold 4,810 ounces of gold at an average realized price[1] of $1,959 per ounce excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA (“OCIM”) (“average realized price (net)[1]”).

•	For the nine months ended May 31, 2023, gold ounces poured and sold were 15,794 and 16,068 respectively, at an average realized price (net)[1] of $1,819 per ounce.

•	During Q3 2023, the Company recognized revenue of $9.3 million, cost of sales of $5.4 million and cash cost[1] of $1,052 per ounce. Cash cost[1] per ounce were higher than Q2 2023 ($888 per ounce) and the prior year comparative period ($493 per ounce) predominantly due to higher mining costs in Q3 2023, where the Company incurred additional waste stripping to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in Q4 2023. Additionally, the impact of higher blasting activity to access higher grade blocks, combined with lower head grade, unfavorable inventory movements, higher maintenance costs related to an overhaul of the crushing circuit, higher power costs following installation of new gensets which restricted the use of grid power and lower gold ounces sold contributed to an increase in cash cost in Q3 2023. The Company strategically completed the early plant maintenance, overhaul of the crushing circuit and installation of new gensets during the rainy season in Q3 2023 in order to accommodate longer-term processing of sulphide ore and to de-risk the longer-term production profile. The Company expects full year total average cash cost[1] to be at the high end of the range of $750 - $850 per ounce. The Company generated gross profit of $3.9 million (42% gross profit margin), a quarterly net loss of $0.4 million, operating cash flow of $3.2 million and Adjusted EBITDA[1] of $3.3 million. The increase in revenue, gross profit, operating cashflow and Adjusted EBITDA[1] compared to the prior comparative period follows successful ramp-up and commissioning of the 1,000+ tpd processing plant in November 2022.

•	For the nine months ended May 31, 2023, the Company recognized revenue of $29.1 million, cost of sales of $15.0 million and cash cost[1] of $881 per ounce, generating gross profit of $14.1 million (48% gross profit margin), net income of $4.7 million, operating cash flow of $14.6 million and Adjusted EBITDA[1] of $11.6 million.

•	As at May 31, 2023, the Company had cash of $7.2 million and working capital of $3.2 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

•	During Q3 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totaling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounces respectively. During the three and nine months ended May 31, 2023, gold zero-cost collar contracts for a total of 3,600 gold ounces expired unexercised.

8

Management’s Discussion and Analysis May 31, 2023

•	During Q3 2023, the Company announced that it entered into an At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

•	During Q4 2022, the Company announced that its operating subsidiary, Buckreef Gold, entered into a pre-paid gold purchase agreement with a contract price totaling US$5.0 million with OCIM. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. Subsequent to May 31, 2023, the Company drew $1.0 million from the second tranche of the Agreement.

•	As at May 31, 2023, the Company recognized $6.8 million of sales tax receivable on the Interim Condensed Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). Subsequent to May 31, 2023, the Company received $2.1 million of VAT refunds from the TRA.

9

Management’s Discussion and Analysis May 31, 2023

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef (encompassing three prospects), Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note:    Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

 Mineral Resources inclusive of Mineral Reserves

 Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

 All resources below 540 mRL are classified as inferred

 Estimates over variable widths of 2 to 40 meters

 Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3

 55% attributable to the Company

 Effective Date: May 15, 2020

The Buckreef Gold Project Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes	Grade	In Situ Gold Content
	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

(1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

(2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

(3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during this reporting period. The Company has engaged two globally recognised and respected mining consulting groups to undertake a comprehensive review of the MRE. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines.

10

Management’s Discussion and Analysis May 31, 2023

Figure 1: Location of Buckreef Gold Project Licences on Lake Victoria Greenstone Belt

31.5°
32°
32.5°
33°
33.5°
34°
-2.5°
-3°
-3.5°
Ukerewe I.
Serengeti Corridor
Ikuza Is.
RUBONDO ISLANDS
Maisome Is.
GAME RESERVE
BIHARAMULO GAME RESERVE
L A K E V I C T O R I A
Nafuba I.
Speke Gulf
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
Lake Nyanza
LEGEND
Gold Mines
Town
Railway
Roads_Victoria
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000

11

Management’s Discussion and Analysis May 31, 2023

Processing Plant and Operations

In September 2022, Buckreef Gold announced that the 1,000+ tpd oxide mill circuit was commissioned and was ramping up production from its original 360 tpd capacity. First ore was introduced to the expanded processing plant in September 2022 and the team ramped up throughput reaching nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ tpd processing plant was declared in November 2022. Q2 2023 was the first full quarter of the 1,000+ tpd operating at capacity.

Production during Q3 2023 (4,764 ounces) was lower than Q2 2023 (5,636 ounces) as mining activities were heavily impacted by the rainy season in Tanzania (March – May). Buckreef Gold experienced an inordinate level of precipitation in 2023, averaging 150 millimeters of rainfall during this period (2022: 66 millimeters). The excessive rainfall limited tonnes mined and processing plant throughput affecting production for Q3 2023.

Select operating, financial and stockpile information from the expanded operation for the three and nine months ended May 31, 2023 follows below:

Select Operating and Financial Data

	Unit	Three months ended May 31, 2023	Three months ended May 31, 2022	Nine months ended May 31, 2023	Nine months ended May 31, 2022
Operating Data
Ore Mined	k tonnes	99	55	299	130
Waste Mined	k tonnes	875	244	2,026	437
Total Mined	k tonnes	974	299	2,325	567
Strip Ratio	w:o	8.8	4.4	6.8	3.4
Mining Rate	tpd	10,592	3,250	8,516	2,077
Mining Cost (Variable)	US$/t	$3.48	$2.84	$3.26	$2.90
Plant Ore Milled	k tonnes	68	35	237	69
Head Grade	g/t	2.00	2.67	2.37	2.76
Plant Utilization	%	89	93	93	89
Plant Recovery Rate	%	90	91	90	89
Processing Cost (Variable)	US$/t	$23.19	$14.15	$20.59	$15.10
Plant Mill Throughput	tpd	740	378	870	253
Gold Ounces Poured	oz	4,764	2,733	15,794	5,255
Gold Ounces Sold	oz	4,810	3,033	16,068	5,235
Financial Data[1]
Revenue[2]	$ ('000s	9,317	5,732	29,133	9,066
Gross Profit	$ ('000s	3,883	4,190	14,112	6,081
Net income (loss)	$ ('000s	(374)	3,188	4,736	28
Adjusted EBITDA[3]	$ ('000s	3,319	2,664	11,619	1,610
Operating Cash Flow	$ ('000s	3,154	2,011	14,580	600
Average Realized Price (gross)[3]	$/oz	1,937	1,890	1,813	1,871
Average Realized Price (net)[3,4]	$/oz	1,959	1,890	1,819	1,871
Cash Costs[3]	$/oz	1,052	493	881	581

1 Note that the table above does not present comparative statistics for revenue, costs of good sold and related sales and cost metrics for the nine month comparable period as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

2 Revenue includes immaterial amounts from the sale of by-product silver and copper.

3 Refer to the "Non-IFRS Performance Measure" section.

4 Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.

12

Management’s Discussion and Analysis May 31, 2023

Operations Discussion

Gold Production and Sales

During Q3 2023, Buckreef Gold poured 4,764 ounces of gold and sold 4,810 ounces of gold at an average realized price (net)1 of $1,959 per ounce. For the nine months ended May 31, 2023, Buckreef Gold poured 15,794 ounces of gold and sold 16,068 ounces of gold at an average realized price (net)1 of $1,819 per ounce. Gold ounces produced and sold reflected an increase relative to the prior year comparative periods mainly due to an increase in plant throughput following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023.

Mining

Total ore mined in Q3 2023 increased to 99 kt from 55 kt in the prior year period due to a higher mining rate following the successful commissioning of the expanded 1,000+ tpd processing plant during Q1 2023. In Q3 2023 total waste mined was 875 kt contributing to a strip ratio of 8.8 (waste:ore tonnes) and a total of 974 kt of material mined. Mining activity in Q4 2023 is expected to access a higher proportion of ore tonnes combined with lower waste tonnes, contributing to an improved strip ratio in Q4 2023. During the nine months ended May 31, 2023 the Company expedited waste stripping to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in Q4 2023.

Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q1 2022 on a two-year contract to mine ore, waste, and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $3.48 in Q3 2023 was higher than the prior year comparative period ($2.84) primarily due to an increase in blasting costs as the Company scheduled additional blasting activity in Q3 2023 to access higher grade ore blocks in order to benefit Q4 2023 production. On a year to date basis, mining costs per tonne (variable) of $3.26 were higher than the prior year comparative period ($2.90) primarily due to an expedited waste stripping campaign during the nine months ended May 31, 2023, combined with an increase in blasting activities to access a greater extent of high grade ore, which is expected to benefit production in Q4 2023.

Processing

During Q3 2023 plant throughput levels were heavily affected by the impact of the stronger than usual rainy season. The 1,000+ tpd processing plant achieved the following statistics during the quarter: (i) average throughput of 740 tpd; (ii) plant availability of 89%; and (iii) an average recovery rate of 90%. The rainy season concluded at the end of May and average processing plant throughput levels of 1,000+ tpd resumed in early June. For the nine months ended May 31, 2023, the processing plant achieved the following statistics: (i) average throughput of 870 tpd; (ii) plant availability of 93%; and (iii) an average recovery rate of 90%. The year to date processing plant statistics reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

For the three months ended May 31, 2023, processing costs per tonne (variable) of $23.19 were higher than the prior year comparative period ($14.15) primarily due to the impact of lower processing plant throughput resulting from excessive precipitation (740 tpd vs 1,000 tpd plant capacity) on overhead plant cost absorption. This combined with higher maintenance costs related to an overhaul of the crushing circuit and higher power costs following installation of new gensets which restricted the use of grid power contributed to the increase in processing costs per tonne compared to the prior year period. The Company strategically completed the early plant maintenance, overhaul of the crushing circuit and installation of new gensets during the rainy season in Q3 2023 in order to accommodate longer-term processing of sulphide ore and to de-risk the longer-term production profile. On a year to date basis, processing cost per tonne (variable) of $20.59 were higher than the prior year period ($15.10) mainly due to lower throughput levels in Q3 2023 as a result of the impact of the rainy season, higher maintenance and power costs in Q3 2023, and an increase in power utilization, fuel consumption, reagents and consumables associated with the first-fill of the expanded 1,000+ tpd processing facility which was commissioned during Q1 2023.

13

Management’s Discussion and Analysis May 31, 2023

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at May 31, 2023, Buckreef Gold reported the following stockpile statistics: (i) the ROM pad stockpile contained 186,249 tonnes at an average grade of 1.04 g/t with an estimated 6,257 ounces of gold; and (ii) crushed mill feed of 3,115 tonnes at 3.30 g/t containing an estimated 330 ounces of gold. Since year-end August 31, 2022, the Company added to the ROM pad stockpile (959 ounces) but drew down on the crushed ore stockpile (887 ounces) mainly to support mill feed during the wet season. These fluctuations in ROM pad and crushed ore inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which included 7 new large CIL tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The Company reported 788 ounces of gold in circuit at May 31, 2023, which reflected a decrease of 850 ounces from February 28, 2023 following gold elution and smelting activity during the quarter. The remaining stockpile and gold in circuit balance continues to provide support for the Company to meet its production guidance in the Q4 2023.

A summary of the ROM pad and crushed ore stockpile statistics are contained in Table 1 below:

Table: RoM Stockpile Summary (as at 31 May 2023)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	5,390	7,509	3.71	895
Medium Grade	31,019	54,388	1.31	2,294
Low Grade	74,284	124,352	0.77	3,068
Total (RoM)	110,693	186,249	1.04	6,257
Crushed Ore (COS)	2,163	3,115	3.30	330
Total	112,856	189,364	1.08	6,588

14

Management’s Discussion and Analysis May 31, 2023

Figure 2: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit (Q3 2023)

Figure 3: 1,000+ tpd Processing Plant at Buckreef Gold Mine, showing new CIL tanks and conveyor feed to the new ball mills (Q3 2023)

15

Management’s Discussion and Analysis May 31, 2023

Figure 4: Buckeef Gold Expanded 1,000+ tpd Processing Plant, showing installation of two new 360 tpd ball mills (Q1 2023)

16

Management’s Discussion and Analysis May 31, 2023

Figure 5: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q3 2023)

Figure 6: Buckreef Gold Tailings Storage Facility Expansion liner installation at TSF 2.2 (Q3 2023)

17

Management’s Discussion and Analysis May 31, 2023

Exploration & Mineral Resources

TRX Gold and Buckreef Gold continue to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Announced in Q3 2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from 47 meters from the Eastern Porphyry, and 2.94 meters grading at 13.74 g/t, from 43.00 meters in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 7). The intercepts confirm multiple zones of strong mineralisation towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

•	Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

Buckreef Gold Exploration – Third Quarter and Year to Date 2023

During Q3 2023, the Company drilled 839 meters at Buckreef Gold including exploration, infill drilling and step-out drilling, and geotechnical drilling. Year to date 11,171 meters of exploration, infill, step-out and sterilization drilling have been completed, excluding grade control drilling.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 7. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During the nine months ended May 31, 2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

18

Management’s Discussion and Analysis May 31, 2023

Highlights include:

•	Hole BMDD250 intersected 34.8 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

•	Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

•	Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 8). In the latter the trend is aligned to several historical artisanal scale miner pits.

19

Management’s Discussion and Analysis May 31, 2023

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef Main Zone South Drill Hole Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration

BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration

BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration

BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration

BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration

BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration

BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56
							54.0	57.7	3.7	1.73
							77.0	81.0	4.0	0.5

BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47

BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52

BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration

BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration

BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration

BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51
							43.0	52.1	9.1	0.58
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27
							80.3	84.6	4.3	0.96

BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74

BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13
							48.0	51.0	3.0	0.63
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

20

Management’s Discussion and Analysis May 31, 2023

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry  Significant Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)

BMDD297	DD	391955	9657841	1223	126	55	12.90	19.0	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP
							70.00	73.82	3.82	3.10	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.

BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP
						Including	27.00	30.00	3.00	10.96		Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz,
							84.00	89.00	5.00	1.07	FP	Carbonate pyrite alterations.

BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric

BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein

AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9

AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock

AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27

AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

21

Management’s Discussion and Analysis May 31, 2023

Figure 7: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend.

388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
N
North East Extension
BR West
Main Zone
Eastern Porphyry
Southwest Extension
Anfield
Bingwa
Tembo
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
Newly discovered gold trends

22

Management’s Discussion and Analysis May 31, 2023

Figure 8: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension

390,900 mE
391,200 mE
BUCKREEF GOLD COMPANY
BUCKREEF SOUTH SIGNIFICANT INTERCEPT MAP
Drawing: JM
0 25 50 100
metres
9,657,900 mN
BMDD254
3.80m @ 1.3g/t Au from 56.0m
BMDD256
2.12m @ 1.21g/t Au from 27.88m,
1.67m @ 0.56g/t Au from 43.33m,
3.73m @ 1.73g/t Au from 54.00m,
4.00m @ 0.50g/t Au from 77.00m.
BMDD259
1.50m @ 0.82g/t Au from 82.00m,
2.00m @ 0.71g/t Au from 108.00m,
5.00m @ 0.52g/t Au from 131.00m.
BMDD258
2m @ 1.76g/t Au from 23.00m,
3m @ 0.47g/t Au from 41.00m.
BMDD252
4.70m @ 0.32g/t Au from 34.00m,
19.51m @ 0.74g/t Au from 79.49m.
BMDD248
5.00m @ 0.45g/t Au from 143.00m,
5.48m @ 0.38g/t Au from 192.52m.
9,657,600 mN
BMDD250
3.00m @ 0.42g/t Au from 30.00m,
34.80m @ 1.26g/t Au from 87.20m
Incl. 10m @ 3.06g/t Au from 89.00m
BMDD249
7.60m @ 0.41g/t Au from 120.40m
BMDD267
2m @ 1.41g/t Au from 165m
BMDD275
1.76m @ 0.51g/t Au from 27.48m,
9.08m @ 0.58g/t Au from 43m,
16.47m @ 2.01g/t Au from 53.70
Incl. 7m @ 3.27g/t Au from 56m,
4.32m @ 0.96g/t Au from 80.27m.
BMDD253
3.41m @ 0.96g/t Au from 82.06m
BMDD274
1.65m @ 0.78g/t Au from 39.35m
BMDD273
1.62m @ 0.49g/t Au from 36.08m
9,657,300 mN
BMDD279
5m @ 1.13g/t Au from 41m,
3m @ 0.63g/t Au from 48m,
1.44m @ 2.72g/t Au from 140.56m,
10.49m @ 0.96g/t Au from 148.88m.
BMDD278
8.06m @ 0.65g/t Au from 63.56m,
6.30m @ 1.00g/t Au from 83.00m
3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
390,900 mE
391,200 mE

23

Management’s Discussion and Analysis May 31, 2023

Larger Development Project – Preliminary Metallurgical Results, Ongoing Test Work and Preliminary Results of a Bulk Sample

The Company continues to work on its mid-to-long-term larger development project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples have now been dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

•	Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;

•	Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;

•	Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;

•	Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

•	Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 9.

Figure 9: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,659,000
9,658,500 mN
9,658,000 mN
9 658 500 mN
9 658 000 mN
N
LEGEND
Significant Intercept g/t Au
5 to 52.4
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY
SIGNIFICANT INTERCEPT
MAP
metres

24

Management’s Discussion and Analysis May 31, 2023

Table 4: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone

BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone

BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone

BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone

BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining

BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration

BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration

BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration

BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining

BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration

BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining

BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration

BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone

BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration

BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration

BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration

BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration

BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

25

Management’s Discussion and Analysis May 31, 2023

As part of the metallurgical variability study, using core from the 19 hole drill program (18 sampled), the Company plans to assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. In turn, this may have positive implications for potential plant expansions. During Q2 2023, the Company, working with Ausenco, has identified a metallurgical laboratory of good renown to complete this work which will encompass the first 5-7 years of production from the sulphide mine and processing operations at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve. All samples have been prepared and are ready for shipment.

The samples will be analyzed for:

•	Overall gold recoveries;

•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);

•	Any pregnant solution robbing or refractory mineralogy;

•	Acid Mine Drainage (if any) characteristics; and

•	Dry stack tailings characteristics.

Preliminary Bulk Sample Results

During the period May 3rd to May 13th the Company’s operation at the Buckreef Gold Mine took advantage of adverse wet weather conditions impacting the mine schedule to pivot and process over 6,615 tonnes of fresh (sulphide) ore through the existing processing circuit. The fresh (sulphide) ore performed as expected per the SGS metallurgical study reported previously on December 12, 2023. The results are preliminary, and indicative that the mine can successfully process both oxide and sulphide ore through its existing processing plant circuit.

Highlights include:

•	88.7% gold recovery on fresh (sulphide) mill feed. Early indications are that fresh (sulphide) ore can successfully be processed through existing processing circuit. This is consistent with results from the SGS preliminary study which indicated an 88% gold recovery on a crush – grind – CIL circuit;

•	At a throughput rate of 33.4 tonnes per hour the grinding circuit achieved 80.4% passing 75 microns

•	Approximately 6,615 tonnes of fresh ore processed during the 11-day test period of 3rd May to 13th May 2023;

•	Encouraged by these results to date, the Company will continue to refine the processing circuit in the belief that higher gold recoveries can be achieved.

Geotechnical Analysis Field Work

SGSC – Terrane Geoscience have been awarded the geotechnical analysis work for the deeper pit design. Field work includes a drilling program that constitutes 5 holes for 1,571 meters. Associated detailed field work involving packer tests, downhole televiewer, co-axial rock strength testing and standard geotechnical logging of the footwall and hanging wall lithologies has been completed and analysis of results continues. Selected samples have been sent to a geomechanical laboratory in Canada for further analysis. The results of this work will be instrumental in determining pit slope angles for the ultimate pit.

26

Management’s Discussion and Analysis May 31, 2023

Financial Highlights – Third Quarter and Year to Date 2023

For the three months ended May 31, 2023, Buckreef Gold poured 4,764 ounces of gold and sold 4,810 ounces of gold at an average realized price (net)1 of $1,959 per ounce.

The Company recognized revenue of $9.3 million for the three months ended May 31, 2023.

Cost of sales, which includes production costs, royalties and depreciation, was $5.4 million generating a gross profit of $3.9 million or 42% during Q3 2023. After general and administrative expenses, revaluation of derivative financial instruments, foreign exchange, interest and other expenses, and income taxes, the Company recorded a net loss of $0.4 million for Q3 2023.

Q3 2023 ounces sold (4,810 ounces) generated positive operating cash flow of $3.2 million in Q3 2023. Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger development project.

At May 31, 2023, the Company had a cash balance of $7.2 million and working capital of $3.2 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

For the nine months ended May 31, 2023, Buckreef Gold produced and sold 15,794 and 16,068 ounces of gold, respectively. The Company recognized revenue of $29.1 million and cost of sales was $15.0 million generating a gross profit of $14.1 million or 48%. For the nine months ended May 31, 2023, the Company recorded net income of $4.7 million and generated positive operating cash flow of $14.6 million which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended May 31, 2023, the Company incurred a total of $5.5 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including construction of a significantly expanded TSF, one-time expenditures related to final road realignment around the Special Mining License which is expected to enable full life of mine access to the Main Zone, four new gensets with cabling and synchronization panel to replace existing rental units, down payment on a new 1,000 tpd ball mill related to the processing plant expansion to 2,000 tpd, and capitalized pre-stripping mine development activity with FEMA to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in Q4 2023.

For the nine months ended May 31, 2023, the Company incurred a total of $15.8 million in cash capital expenditures, mainly related to the list of items above combined with expenditures related to final commissioning of the 1,000+ tpd processing plant in November 2022.

27

Management’s Discussion and Analysis May 31, 2023

Selected Financial Information

The following information has been extracted from the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended May 31, 2023 prepared in accordance with IFRS.

$(000's)	As at and for the three months ended May 31, 2023	As at and for the nine months ended May 31, 2023	As at and for the three months ended May 31, 2022	As at and for the nine months ended May 31, 2022
Net income (loss) and comprehensive income (loss) attributable to shareholders	(1,264)	849	1,971	(2,009)
Basic income (loss) per share	(0.00)	0.00	0.01	(0.01)
Diluted income (loss) per share	(0.00)	0.00	0.01	(0.01)
Total assets	84,173	84,173	65,639	65,639
Total long term financial liabilities	6,517	6,517	2,781	2,781

Financial Results

Three months ended May 31, 2023

	Three months ended
	May 31,
	2023	2022
Revenue	$9,317	$5,732
Cost of sales	(5,434)	(1,542)
Gross profit	3,883	4,190
General and administrative expense	(1,634)	(2,518)
Change in fair value of derivative financial instruments	(730)	1,345
Foreign exchange	153	333
Interest, net and other expense	(327)	(54)
Income tax expense	(1,719)	(108)
Net income (loss) and comprehensive income (loss)	$(374)	$3,188
Net income and comprehensive income
attributable to non-controlling interests	890	1,217
Net income (loss) and comprehensive income (loss)
attributable to shareholders	(1,264)	1,971

Revenue

For the three months ended May 31, 2023, the Company recognized revenue of $9.3 million (Q3 2022: $5.7 million). The increase in revenue compared to the prior year comparative period is primarily related to higher gold production and ounces of gold sold following final commissioning of the 1,000+ tpd processing plant in November 2022. During the period, the Company sold 4,810 ounces of gold (Q3 2022: 3,033 ounces) at an average realized price (net)1 of $1,959 per ounce (Q3 2022: $1,890 per ounce).

Cost of sales

Cost of sales for the three months ended May 31, 2023 was $5.4 million (Q3 2022: $1.5 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

28

Management’s Discussion and Analysis May 31, 2023

In connection with the successful processing plant expansion which resulted in higher plant throughput and gold production, the Company changed the method of estimating the cost of its ore stockpiles effective September 1, 2022. The updated methodology estimates the cost of ore stockpiles based on estimated recoverable ounces of gold in ore stockpiles whereby the previous methodology was based on tonnes of ore in stockpiles. The net result is that higher costs are attached to higher grade ore and consequently, higher costs are charged to the statements of comprehensive income/(loss) during periods that higher grade ore is processed and sold (and vice versa). The Company believes this methodology better matches revenue and expenses and has been applied prospectively from September 1, 2022.

For the three months ended May 31, 2023, the Company recorded production costs of $4.4 million (Q3 2022: $1.1 million) and royalties of $0.7 million (Q3 2022: $0.4 million) based on a 7.3% statutory royalty rate in Tanzania. Cash cost1 which include production costs and royalties were $1,052 per ounce (Q3 2022: $493 per ounce). Cash cost1 per ounce were higher than the prior year comparative period predominantly due to higher mining costs in Q3 2023, where the Company incurred waste stripping to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in Q4 2023. Additionally, the impact of higher blasting activity to access higher grade blocks, combined with lower head grade, unfavorable inventory movements, higher maintenance costs related to an overhaul of the crushing circuit, higher power costs following installation of new gensets which restricted the use of grid power, and lower ounces sold contributed to an increase in cash cost1 in Q3 2023. The Company expects full year total average cash cost1 to be at the high end of the range of between $750 - $850 per ounce.

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the three months ended May 31, 2023, the Company recorded depreciation of $0.4 million (Q3 2022: $0.1 million).

General and administrative expense

During the three months ended May 31, 2023, the Company recorded general and administrative expense of $1.6 million compared to $2.5 million for the prior year period. The variance compared to the prior year period was mainly due to classification of certain costs incurred related to Buckreef Gold’s operating costs. Following adoption of amendments to IAS 16, Property, Plant and Equipment, during the year ended August 31, 2022, certain costs that were historically recorded in general and administration expense, were recorded in cost of sales.

Change in fair value of derivative financial instruments

During the three months ended May 31, 2023, the Company had a loss on change in fair value of derivative financial instruments of $0.7 million compared to a gain of $1.3 million in the prior year period. The loss on revaluation of derivative warrant liabilities, which are valued using the Black Scholes option pricing model, was principally due to the quarterly increase in the Company’s share price (Q3 2023: $0.46, Q2 2023: $0.40).

Interest and other expense

During the three months ended May 31, 2023, the Company recorded interest and other expense of $0.3 million compared to $0.1 million in the prior year period. The increase is primarily related to tax related fees and advisory services in Tanzania that was recorded during Q3 2023.

29

Management’s Discussion and Analysis May 31, 2023

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended May 31, 2023, the Company recorded net income at Buckreef Gold and recognized income tax expense of $1.7 million (Q3 2022: $0.1 million), comprised of a current income tax expense of $0.3 million (Q3 2022: $0.1 million) and deferred income tax expense of $1.4 million (Q3 2022: $nil) based on current Tanzanian statutory tax rates.

Net loss and comprehensive loss

The Company reported a net loss for the three month period ended May 31, 2023 of $0.4 million ($1.3 million net loss attributable to shareholders, basic and diluted loss per share of $0.00) compared to net income of $3.2 million in the prior year period ($2.0 million net income attributable to shareholders, basic and diluted earnings per share of $0.01).The increase in the net loss compared to the prior year comparative period is primarily the result of a loss on derivative warrant liabilities of $0.7 million (Q3 2022: $1.3 million gain) due to an increase in the Company’s share price and an increase in income tax expense of $1.7 million (Q3 2022: $0.1 million) following recognition of net income at Buckreef Gold. This was partially offset by a decrease in general and administrative expense of $1.6 million (Q3 2022: $2.5 million) following adoption of amendments to IAS 16, Property, Plant and Equipment, during the year ended August 31, 2022, where certain costs that were historically recorded in general and administration expense, were recorded in cost of sales. On a net basis, after adjusting for the impact of IAS 16, gross profit (net of general and administrative expense) has improved compared to the prior year comparative period mainly due to an increase in ounces sold of 4,810 (Q3 2022 3,033) following final commissioning of the 1,000+ tpd processing plant in November 2022.

Nine months ended May 31, 2023

	Nine months ended
	May 31,
	2023	2022
Revenue	$29,133	$9,066
Cost of sales	(15,021)	(2,985)
Gross profit	14,112	6,081
General and administrative expense	(5,506)	(7,015)
Change in fair value of derivative financial instruments	1,670	1,408
Foreign exchange	211	247
Interest and other expense	(1,368)	(434)
Income tax expense	(4,383)	(259)
Net income and comprehensive income	$4,736	$28
Net income and comprehensive income
attributable to non-controlling interests	3,887	2,037
Net income (loss) and comprehensive income (loss)
attributable to shareholders	849	(2,009)

30

Management’s Discussion and Analysis May 31, 2023

Revenue

For the nine months ended May 31, 2023, the Company recognized revenue of $29.1 million (2022: $9.1 million). The financial statements for the comparable period only present revenue, cost of sales and gross profit for the six months ended May 31, 2022 as Buckreef Gold early adopted amendments to International Accounting Standards (“IAS”) 16, Property, Plant and Equipment, as disclosed in the three and nine months ended May 31, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures. The increase in revenue compared to the prior year comparative period is primarily related to higher gold production and ounces of gold sold following final commissioning of the 1,000+ tpd processing plant in November 2022. During the period, the Company sold 16,068 ounces of gold (2022: 5,235 ounces) at an average realized price (net)1 of $1,819 per ounce (2022: $1,871 per ounce).

Cost of sales

Cost of sales for the nine months ended May 31, 2023 was $15.0 million (2022: $3.0 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. The increase in cost of sales compared to the prior year comparative period is primarily related to commencement of the 1,000+ tpd processing plant which was commissioned in November 2022.

For the nine months ended May 31, 2023, the Company recorded production costs of $12.0 million (2022: $2.1 million) and royalties of $2.1 million (2022: $0.7 million) based on a 7.3% statutory royalty rate in Tanzania. Cash cost1 which include production costs and royalties were $881 per ounce (2022: $581 per ounce), and the Company expects full year cash cost to be at the high end of the originally expected annual guidance range of between $750 - $850 per ounce.

Following commercial production declaration of the 1,000+ tpd plant in November 2022, the Company ceased capitalization of mine development costs and commenced depreciation of capitalized mine development costs. For the nine months ended May 31, 2023, the Company recorded depreciation of $0.9 million (2022: $0.2 million).

As noted above, the prior year comparable period only presents cost of sales for the six months ended May 31, 2022 as Buckreef Gold early adopted amendments to IAS 16 as disclosed in the three and nine months ended May 31, 2022 financial statements. Prior to that date, costs were capitalized to exploration and evaluation assets and expenditures.

General and administrative expense

During the nine months ended May 31, 2023, the Company recorded general and administrative expense of $5.5 million compared to $7.0 million for the previous year comparable period, mainly due to a decrease in insurance premiums, severance related expenses following personnel changes made during Q2 2022 and due to classification of certain costs incurred related to Buckreef Gold’s operating costs. Following adoption of amendments to IAS 16, Property, Plant and Equipment, during the year ended August 31, 2022, certain costs that were historically recorded in general and administration expense, were recorded in cost of sales.

Gain on derivative warrant liabilities

During the nine months ended May 31, 2023, the Company recorded a gain on derivative warrant liabilities of $1.7 million compared to a gain of $1.4 million in the prior year period. The gain on revaluation of derivative warrant liabilities, valued using the Black Scholes option pricing model, was principally due to a decrease in the Company’s share price (Q3 2023 - $0.46, Q4 2022 - $0.48).

31

Management’s Discussion and Analysis May 31, 2023

Interest and other expense

During the nine months ended May 31, 2023, the Company recorded interest and other expense of $1.4 million compared to $0.4 million in the prior year comparative period. The increase is primarily related to tax adjustments related to a 2012 – 2020 tax assessment in Tanzania that was issued during Q2 2023 and due to tax related fees and advisory services in Tanzania that was recorded during Q3 2023.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the nine months ended May 31, 2023, the Company recorded net income at Buckreef Gold and recognized income tax expense of $4.4 million (2022: $0.3 million), comprised of a current income tax expense of $0.8 million (2022: $0.3 million) and deferred income tax expense of $3.6 million (2022: $nil) based on current Tanzanian statutory tax rates.

Net income (loss) and comprehensive income (loss)

The Company reported net income for the nine month period ended May 31, 2023 of $4.7 million ($0.8 million net income attributable to shareholders, basic and diluted earnings per share of $0.00), compared to net income of $nil in the prior year period ($2.0 million net loss attributable to shareholders, basic and diluted loss per share of $0.01). The increase in net income is primarily the result of an increase in gross profit of $14.1 million (2022: $6.1 million) following an increase in revenue of $29.1 million (2022: $9.1 million) and cost of sales of $15.0 million (2022: $3.0 million) during the nine months ended May 31, 2023. This, combined with an increased gain on derivative warrant liabilities of $1.7 million (2022: $1.4 million) due to a decrease in the Company’s share price and a decrease in general and administrative expense due to lower insurance premiums and severance related expense was partially offset by an increase in interest and other expenses of $1.4 million (2022:$0.4 million) and an increase in income tax expense of $4.4 million (2022: $0.3 million) following recognition of net income at Buckreef Gold.

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4

Net income (loss) and comprehensive income (loss)	(374)	(50)	5,160	(2,350)	3,188	(1,002)	(2,158)	(3,517)
Net income (loss) and comprehensive (income) loss attributable to:
Non-controlling interests	890	1,349	1,648	1,857	1,217	956	(136)	(79)
Common shareholders	(1,264)	(1,399)	3,512	(4,207)	1,971	(1,958)	(2,022)	(3,438)
Net income (loss) and comprehensive income (loss)	(374)	(50)	5,160	(2,350)	3,188	(1,002)	(2,158)	(3,517)

During the three months ended May 31, 2023, the Company reported a net loss of $0.4 million ($1.3 million net loss attributable to shareholders), compared to a net loss of $0.1 million ($1.4 million net loss attributable to shareholders) in the prior quarter (Q2 2023). The increase in the net loss compared to the prior quarter is primarily due to lower revenue and gross profit following lower gold ounces sold in Q3 2023 of 4,810 (Q2 2023: 5,504) due to the impact of the rainy season in Tanzania which limited processing plant throughput (740 tpd vs. capacity of 1,000 tpd).

Liquidity and Capital Resources

At May 31, 2023 the Company had $7.2 million of cash (August 31, 2022 - $8.5 million) and working capital of $3.2 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash) (August 31, 2022 - $5.5 million).

32

Management’s Discussion and Analysis May 31, 2023

The decrease in cash of $1.3 million over August 31, 2022 was primarily due to an increase in capital investment in infrastructure and development for Buckreef Gold (Q3 2023 YTD: $15.8 million), predominantly offset by an increase in operating cash flow (Q3 2023 YTD: $14.6 million). During Q3 2023, the Company poured 4,764 ounces of gold (Q3 2022: 2,733) and sold 4,810 ounces of gold (Q3 2022: 3,033), which contributed to positive operating cash flow of $3.2 million during Q3 2023 (Q3 2022: $2.0 million). For the nine months ended May 31, 2023, the Company produced and sold 15,794 and 16,068 ounces of gold, respectively (Q3 2022 YTD: 5,255 and 5,235 ounces, respectively) generating operating cash flow of $14.6 million (Q3 2022 YTD: $0.6 million). The increase in operating cash flow was partially offset by an increase in capital expenditures related to the final commissioning of the expanded 1,000+ tpd processing plant, capitalized pre-stripping mine development, expenditures related to final road realignment around the Special Mining License, construction of a significantly expanded TSF, development drilling related to the diamond drill program with STAMICO, and the purchase of four new gensets to replace rental units.

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company announced that its operating subsidiary, Buckreef Gold, entered into a pre-paid gold purchase agreement with a contract price totaling $5.0 million with OCIM. The total contract price was made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. Tranche 1 in this non-dilutive financing includes a 6-month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre-determined quantity of gold. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. The Company intends to use these proceeds on an opportunistic basis and provides the flexibility to make value accretive equipment purchases, and to expedite exploration and sulphide development programs at Buckreef Gold. Subsequent to May 31, 2023, the Company drew $1.0 million from the second tranche of the Agreement.

During Q3 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totaling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounces respectively. During the three and nine months ended May 31, 2023, gold zero-cost collar contracts for a total of 3,600 gold ounces expired unexercised.

During Q3 2023, the Company announced that it entered into an At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM Offering agreement.

In addition, to provide the Company with access to supplementary liquidity, during Q2 2022, TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. During Q3 2023, the Company made one sale totaling 200,000 of its common shares to Lincoln Park for total proceeds of $110,000.

As of May 31, 2023, the Company has accumulated losses of $122.8 million since inception (August 31, 2022: $123.7 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2023 these licenses remained in good standing and the Company is up to date on license payments.

33

Management’s Discussion and Analysis May 31, 2023

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 15 of the Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2023.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 3 “Significant Accounting Policies” and Note 4 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2023.

34

Management’s Discussion and Analysis May 31, 2023

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2023	May 31, 2022	May 31, 2023	May 31, 2022
Revenue per financial statements	$9,317	$5,732	$29,133	$9,066
Revenue recognized from OCIM prepaid gold purchase agreement	(743)	—	(1,485)	—
Revenue from gold spot sales	8,574	5,732	27,648	9,066
Ounces of gold sold[1]	4,810	3,033	16,068	4,845
Ounces of gold sold from OCIM prepaid gold purchase agreement	(434)	—	(867)	—
Ounces from gold spot sales[1]	4,376	3,033	15,201	4,845
Average realized price (gross)	$1,937	$1,890	$1,813	$1,871
Average realized price net OCIM prepaid gold purchase agreement	$1,959	$1,890	$1,819	$1,871

1 Note that the ounces of gold sold for the Nine Months Ended May 31, 2022 does not include 390 ounces as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and nine months ended May 31, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and nine months ended May 31, 2023.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2023	May 31, 2022	May 31, 2023	May 31, 2022
Cost of sales per financial statements	$5,434	$1,542	$15,021	$2,985
Less: Depreciation	$(376)	$(47)	$(863)	$(172)
Total cash cost	$5,058	$1,495	$14,158	$2,813
Ounces of gold sold[1]	4,810	3,033	16,068	4,845
Cash cost per ounce of gold sold	$1,052	$493	$881	$581

1 Note that the ounces of gold sold for the Nine Months Ended May 31, 2022 does not include 390 ounces as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and nine months ended May 31, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

35

Management’s Discussion and Analysis May 31, 2023

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Change in fair value of derivative financial instruments;

•	Accretion related to the provision for reclamation;

•	Share-based compensation expense; and

•	Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and nine months ended May 31, 2023.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2023	May 31, 2022	May 31, 2023	May 31, 2022
Net (loss) income and comprehensive (loss) income per financial statements	(374)	3,188	4,736	28
Add:
Depreciation	376	47	863	172
Interest and other expenses	327	54	1,368	434
Income tax expense	1,719	108	4,383	259
Change in fair value of derivative financial instruments	730	(1,345)	(1,670)	(1,408)
Share-based payment expense	541	612	1,939	2,125
Adjusted EBITDA	3,319	2,664	11,619	1,610

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 277,312,272 common shares outstanding, 41,970,074 share purchase warrants outstanding, 1,255,276 RSUs outstanding, nil PSUs/DSUs outstanding, and 12,361,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2022 filed with the SEC on November 29, 2022 and on SEDAR as the Company’s Annual Information Form on November 29, 2022.

36

Management’s Discussion and Analysis May 31, 2023

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2022. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31, 2022 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (ii) lack of timely review and approval of certain journal entries and reconciliations.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2022. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2022, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company developed a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also developed narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party IT services provider within all key business cycles. Management has been proactive in implementing the newly designed internal control framework and is remediating any identified control gaps.

•	Built an experienced finance team at Buckreef Gold with several internal personnel changes, including a new site Finance Manager and site Finance Superintendent, to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Hired a new Corporate Controller with extensive IFRS experience to further supplement review and approval of journal entries and reconciliations, and to improve the Company’s financial reporting close process and reporting of the Company’s financial results and disclosures. This also includes preparation of formal accounting memorandums to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

•	The Company implemented a new enterprise resource planning system subsequent to August 31, 2022 to help automate certain reconciliations and manual processes and to increase the efficiency of the financial statement review process. It is also expected to eliminate risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

37

Management’s Discussion and Analysis May 31, 2023

During the year ended August 31, 2022, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified above. However, as at August 31, 2022, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness and has engaged a third-party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of F2023.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this Q3 2023 MD&A. A copy of this Q3 2023 MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com.

38

Management’s Discussion and Analysis May 31, 2023

Endnotes

1 Refer to “Non-IFRS Performance Measures” section.

2 Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

39